Messages sent on LinkedIn to first degree contacts:

Hi <name>! I wanted to tell you about my new stealth company, FemHealth Insights. We are a SaaS women's health research platform (think femtech-specific pitchbook) and consulting firm. We already have $100K in LOIs to license our software launching Q1 2023 and just won first place $10K prize at Angel Capital Association! I am fundraising on WeFunder and would love to have you as an investor. This data will really make a significant positive impact on improving women's health. Would you be willing to invest $250 into the campaign? Thank you!

https://wefunder.com/femhealth.insights/



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   